SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com July 13, 2018

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Ms. Barbara C. Jacobs, Assistant Director

Mr. Matthew Derby, Staff Attorney

Mr. Craig Wilson, Senior Assistant Chief Accountant

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aurora Mobile Limited (CIK No. 0001737339) Registration Statement on Form F-1 (File No. 333-225993)

Dear Ms. Jacobs, Mr. Derby, Mr. Wilson and Ms. Walsh:

On behalf of our client, Aurora Mobile Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed on June 29, 2018.

The Company will commence marketing activities in connection with the offering shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about July 25, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

U.S. Securities and Exchange Commission

July 13, 2018

In addition, the Company is setting forth below its response to the second part of the Staff’s prior comment #10 contained in the comments letter dated May 17, 2018. The comments are repeated below in bold and are followed by the Company’s response.

10.	… In addition, when determined, also tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock. In addition, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

In response to the Staff’s comment, the Company has included a detailed description of the factors contributing to the increase in the fair value of the common shares of the Company from US$9.81 per common share as of April 17, 2018 to US$14.25 per common share, the mid-point of the estimated price range for this offering, on page 101 of the Registration Statement.

The Company made an estimate of the fair value of the common shares on April 17, 2018, when the Company issued zero coupon non-guaranteed and unsecured convertible notes due 2021 in an aggregate principal amount of US$35.0 million to two investors. Holders of the convertible notes may, at their discretion during a period starting from the issue date of the notes until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then-applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. The Company determined that the fair value of the common shares as of April 17, 2018 were US$9.81 per common share.

For marketing purposes, an estimated initial public offering price range between US$8.50 and US$10.50 per ADS, equal to US$12.75 and US$15.75 per Class A common share (the “price range”), with a mid-point of US$14.25 per Class A common share, has been established and included in the Registration Statement containing the preliminary prospectus for the offering filed concurrently herewith. The Company respectfully advises the Staff that this price range was estimated with reference to the valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions. The estimated price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the final offering price will fall within this estimated price range.

U.S. Securities and Exchange Commission

July 13, 2018

The Company believes the implied increase in share value of US$9.81 per common share as of April 17, 2018 to US$14.25 per common share, the mid-point of the estimated price range, is primarily attributable to the following factors:

Organic growth of the Company’s business and increased revenue projections

The Company’s revenues increased by 30.6% sequentially from RMB126.4 million in the three months ended March 31, 2018 to RMB165.1 million in the three months ended June 30, 2018.

Revenues from developer services increased from RMB12.5 million in the three months ended March 31, 2018 to RMB14.5 million in the three months ended June 30, 2018, with the number of customers increasing from 894 to 1,005 during the same periods.

Revenues from data solutions also increased from RMB113.9 million in the three months ended March 31, 2018 to RMB150.6 million in the three months ended June 30, 2018, with the number of customers increasing from 454 to 597, and the average spending per customer increasing from RMB251.0 thousand to RMB252.2 thousand, during the same periods.

Increased probability of an IPO and substantially enhanced liquidity and marketability of the Company’s shares

The US$9.81 per common share valuation as of April 17, 2018 reflected the illiquidity of the Company’s shares at that time and the uncertainty of the IPO. Given the proximity to the completion of the Company’s IPO, the estimated price range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public market without discounts for illiquidity and lack of marketability. For example, the independent valuation of the common shares as of April 17, 2018 applied a 9.5% “private company” discount to reflect the lack of marketability. The difference between the fair value of the Company’s common shares as of April 17, 2018 and the mid-point of the price range, reflects a decrease of the discount for lack of marketability from 9.5% to 0%.

U.S. Securities and Exchange Commission

July 13, 2018

Conversion of preferred shares

The holders of the Company’s convertible preferred shares currently enjoy substantial economic rights and preferences over the holders of its common shares. In particular, the holders of Series D preferred shares are entitled to receive an amount equal to 115% of the Series D issue price, plus all declared but unpaid dividend; Series C preferred shares are entitled to receive an amount equal to 100% of the issue price, plus an annual simple return of 10% accrued thereon and plus all declared but unpaid dividend; Series B preferred shares are entitled to receive an amount equal to 125% of the issue price, plus an annual compounded return of 6% accrued thereon and plus all declared but unpaid dividend; and Series A preferred shares are entitled to receive an amount equal to 150% of the Series A issue price, plus an annual compounded return of 8% accrued thereon and plus all declared but unpaid dividend. Furthermore, holders of outstanding convertible preferred shares are entitled to receive liquidation preferences prior to payments to holders of common shares in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible preferred shares are entitled to receive non-cumulative dividends, prior and in preference to holders of common shares, when declared by the board of directors. The holders of convertible preferred shares also have anti-dilution protection under certain circumstances. The estimated price range assumes the conversion of the Company’s convertible preferred shares upon the completion of this offering. The corresponding elimination of the preferences and rights enjoyed by the holders of convertible preferred shares will result in an increased common share valuation.

Substantially enhanced balance sheet and financial resources

Given the proximity to the completion of the IPO, the estimated price range assumes a successful offering. A successful offering will provide the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, (iii) a “currency” to enable the Company to make strategic acquisitions as the board of directors may deem appropriate, and (iv) higher brand value to attract new customers as a publicly listed company. These factors have been reflected in the valuation implied by the estimated price range.

Based on the various factors described above, the Company believes that the implied increase in share value to US$14.25 per common share, the mid-point of the estimated price range, is reasonable.

In addition, the Company respectfully advises the Staff that in determining the fair value of the common shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

U.S. Securities and Exchange Commission

July 13, 2018

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes neither the estimated mid-point of the preliminary indicative price range for this offering nor the final offering price itself should be construed as a reasonable estimate of the fair value of its common shares as of various dates before this offering.

*        *        *

U.S. Securities and Exchange Commission

July 13, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Lionel Li, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +86 755 2502-8149 or via email at lionel.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive

Officer, Aurora Mobile Limited

Fei Chen, President, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Lionel Li, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP